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                                                           OMB APPROVAL
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                                                     OMB Number:   3235-0145
                      UNITED STATES                  Expires: December 31, 1997
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                  WASHINGTON, D.C. 20549             hours per form ......14.90
                                                    ---------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*


                          UNITY FIRST ACQUISITION CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   912908 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 12, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box G.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 6 Pages

---------------------------                          --------------------------
CUSIP No.  912908 10 0                13D            Page 2 of 6 Pages
---------------------------                          --------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Richard J. Rosenstock

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)|_|
                                                               (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  46,900
        NUMBER OF          -----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  250
          EACH             -----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    46,900
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  250
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,650 shares (See Item 5(a))
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.97%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     The class of equity securities to which this Amendment No. 1 to Schedule 13D ("Amendment") relates is the common stock, $.0001 par value (the "Common Stock"), of Unity First Acquisition Corp. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 245 Fifth Avenue, Suite 1500, New York, New York 10016.

     The percentage of beneficial ownership reflected in this Amendment is based upon 1,875,000 shares of Common Stock outstanding on February 1, 1999, which number has been obtained from the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998.

Item 2. Identity and Background.

     (a) Name: This Amendment is filed on behalf of Richard J. Rosenstock ("Rosenstock").

     (b) Business Address: Rosenstock has a business address of c/o Gaines, Berland Inc., 1055 Stewart Avenue, Bethpage, New York 11714.

     (c) Principal Business: Rosenstock is principally engaged in the investment banking business for Gaines, Berland Inc. ("GBI"), an investment banking firm with its offices at 1055 Stewart Avenue, Bethpage, New York 11714.

     (d) During the last five years, Rosenstock has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Rosenstock has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Rosenstock is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration.

     Rosenstock disposed of shares of Common Stock of the Issuer as described below in Item 5(c).

Item 4. Purpose of Transactions.

     Rosenstock has sold the shares of Common Stock specified in Item 5(c) of this Amendment in order to obtain trading profit. Rosenstock may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Rosenstock has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or

                               Page 3 of 6 Pages
liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

     (a) The Richard J. Rosenstock Revocable Living Trust owns 5,000 shares of Common Stock. The Richard J. Rosenstock Rollover Plan owns 36,000 shares of Common Stock. The Richard J. Rosenstock Individual Retirement Account ("IRA") owns 5,900 shares of Common Stock. The Roni Rosenstock Individual Retirement Account (Rosenstock's wife's IRA) owns 8,500 shares of Common Stock. The Natalie Rosenstock Individual Retirement Account (Rosenstock's minor daughter's IRA) owns 250 shares of Common Stock. Although Rosenstock disclaims any voting or dispositive powers over the shares owned by his wife's IRA and his daughter's IRA, Rosenstock may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Rosenstock may be deemed to beneficially own 55,650 shares of the Issuer's Common Stock, or approximately 2.97% of the outstanding shares of Common Stock.

     (b) Rosenstock has sole voting and dispositive powers over 46,900 shares of Common Stock owned by his revocable living trust, Rollover Plan and IRA. Rosenstock's wife has sole voting and dispositive powers over 8,500 shares of Common Stock held in her IRA. Rosenstock and his wife share voting and dispositive powers over 250 shares of Common Stock owned by their daughter's IRA.

     (c)  The following transactions required the filing of this Amendment:

       (i)  Transactions by Richard J. Rosenstock Revocable Living Trust:

         Date    Transaction          Number of Shares      Price per Share ($)
         ----    -----------          ----------------      -------------------

       1/12/99   Open Market Sale          20,000                 5.28
       2/03/99   Open Market Sale          37,600                 5.28

      (ii) Transactions by Rosenstock's wife's Revocable Living Trust:

         Date    Transaction          Number of Shares      Price per Share ($)
         ----    -----------          ----------------      -------------------

       2/03/99   Open Market Sale           3,500                 5.28

                                  Page 4 of 6 Pages

     (d)  Not applicable.

     (e) Rosenstock ceased to be the beneficial owner of more than five percent of the Common Stock on February 3, 1999, at which time Rosenstock sold 41,100 shares of Common Stock for $5.28 per share, or $217,008.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

     None.

Item 7.  Materials to be Filed as Exhibits.

     None.



                                  Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 1999

                                                /s/ Richard J. Rosenstock
                                               ----------------------------
                                                    Richard J. Rosenstock






                               Page 6 of 6 Pages